UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2003

                             VITRAN CORPORATION INC.
             (Exact name of registrant as specified in its charter)

                          185 THE WEST MALL, SUITE 701
                            TORONTO, ONTARIO M9C 5L5
                                     CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [X]             Form 40-F       [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

         EXHIBIT NO.                DESCRIPTION
         -----------                -----------

         1                          Press Release, dated December 17, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   VITRAN CORPORATION INC.

                                   By:  /s/ Kevin Glass
                                        ---------------------------------------
                                        Name:   Kevin Glass
                                        Title:  Vice President Finance and
                                                Chief Financial Officer


Date:  December 17, 2003

                                  EXHIBIT INDEX


         EXHIBIT NO.                DESCRIPTION
         -----------                -----------

         1                          Press Release, dated December 17, 2003.